FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on July 31st, 2017, regarding its financial results for the Second Quarter 2017.

2

BANCO DE CHILE

Banco de Chile

Earnings Report

2nd Quarter 2017

Key highlights

‘Regardless of economic headwinds and market expectations, a consistent strategy always pays off. We believe that our bottom line of Ch$160 Bn. in the 2Q17 certainly reflects this way of thinking. More importantly, this figure —the highest over the last two years— was also accompanied with an upsurge in profitability as demonstrated by an ROAE hovering around 22%. These indicators are particularly attractive in light of the prevailing economic landscape, which has impacted the dynamics of certain segments while producing a fierce competition among main banking players. In addition, we have dealt with lower contribution from demand deposits, due to decreasing interest rates, a drop in inflation and unfavourable shifts in off-shore interest rates that hit our trading revenues. Nevertheless, we have maintained a solid trend in customer income, which has grown 8% YoY, in spite of the moderate expansion of our balance sheet. Undoubtedly, the efforts we have deployed in order to improve service quality while providing our customers with the best service offerings have contributed to this accomplishment by fuelling both fee-based income and lending spreads. On the operational side, we have also taken measures in order to face less advantageous market conditions by improving efficiency, executing cost control initiatives and optimizing diverse processes. In our view, all of these advances are the result of a long-term strategy that has demonstrated to be consistent over time. Thus, even though some of the market trends seen in the first half are expected to remain over the rest of the year, putting pressure on our non-customer income, we believe that we are on sound footing to cope with them. Actually, we are confident that the strong relationship with our customers, as well as a set of ground-breaking business platforms and banking solutions that are currently in progress, will enable us to preserve our competitive advantages and income-generating capacity in the long-run.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

•             The Chilean economy remains weak. In the 1Q17 the activity grew 0.1% only. Even though this figure represents the lowest expansion since 2009, it was principally triggered by the 42 days strike in Escondida (the biggest copper mine in Chile). Despite this poor start, there has been a slight recovery in recent months, as reflected by the Imacec (monthly GDP index) growing 0.1% and 1.3% in April and May, respectively, while suggesting that February’s and March’s contractions were temporary.

•             Notwithstanding the above, it is important to note that dynamics differ across the different sectors. In June, for instance, whereas manufacturing grew 0.9% YoY and capital goods imports increased by 29.7% YoY. On the other hand, mining production fell 6.1% YoY. In addition, retail sales recorded a 5.6% YoY growth (May17), while new car sales sharply increased 15.6% YoY. These figures make clear that private consumption is still supporting GDP growth while offsetting the subdued investment.

•             The unemployment rate rose to 7.0% in June, which is 10 bp. higher than the figure recorded a year earlier. Additionally, as evidenced since the early 2016, self-employment remains the main driver supporting job creation. In fact, self-employment grew 3.8% in May, while waged employment advanced by only 1.2% within the same period. As a result, job quality continues deteriorating.

•             As for inflation, CPI surprised the market in June by falling 0.4% (on a monthly basis), which led 12-month inflation rate to decline to 1.7% (from 2.6% in May). All core measures have been hovering around 2.0%, which is below the target of 3.0% set by the Central Bank for inflation. Similarly, headline CPI has persistently been beneath this target since last October. This evidence confirms the existence of disinflationary pressures in the economy, as a consequence of both stability in the exchange rate and an increasing spare capacity.

•             Regarding monetary policy, the Central Bank has cut the interest rate by 100 bps this year. The last reduction was in May, when the board cut the rate to 2.5%. Since then, the central bank has adopted a neutral bias, signaling that in its baseline scenario the interest rate would remain unchanged. However, the downward trend in inflation could raise the possibility of further cuts to the reference rate in the future, especially if inflation remains below the Central Bank’s target.

•             According to the July’s economic expectations survey, which is conducted by the Central Bank, analysts expect economic growth to improve in the near future. Specifically, they estimate GDP to grow 1.5% and 2.5% in 2017 and 2018, respectively, while forecasting a 3.0% expansion for 2019.

•             Loans managed by the industry ended the 1H17 registering a real growth of 2.6% YoY. This change was largely prompted by mortgage and consumer loans, whereas commercial loans posted a slight YoY decrease. These trends are aligned with findings unveiled by the Central Bank in the las Credit Survey, which showed that offer conditions continued to be restrictive and demand for credits remains weak.

•             During the 2Q17, the industry recorded a YoY increase of 7.5% in net income, from the Ch$575 Bn. posted in the 2Q16 to Ch$618 Bn. in the current quarter. This improvement was mainly related to higher operating revenues, equivalent to Ch$279 Bn. It was fostered by interest revenues and fees and commissions income. On the other hand, loan loss provisions and operating expenses posted annual increments of Ch$120 Bn. and Ch$126 Bn., respectively.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)(2)

(12m% change, in real terms)

(1)        Figures do not include operations of subsidiries abroad.

(2)        Commercial and consumer loans annual growth, prior and for the 4Q16, are adjusted by reclassification effects starting January 2016.

Second Quarter Results

Operating Revenues

On the whole, our top line remains strong, based on steadily growing customer income that has benefited from a proactive management of lending spreads, improved cross selling that has been reflected on fee-income and enhanced performance of some of our subsidiaries. In the 2Q17, our operating revenues totalled Ch$448.2 Bn., which denotes a decrease of 5.8% or Ch$27.4 Bn. when compared to the 2Q16. This change was mainly influenced by a YoY decrease of Ch$52.3 Bn. in non-customer income driven by a non-recurring effect. However, part of this drop was offset by a YoY advance of 7.8% or Ch$24.9 Bn. in customer income, aligned with the previously mentioned trends. Hence, the YoY decrease in our top line was mainly explained by:

•             Sales of AFS instruments during the 2Q16 that resulted in the recognition of unrealized mark-to-market gains in our P&L. This one-time positive effect caused a drop of nearly Ch$60.2 Bn. YoY.

This negative factor was partly counterbalanced by:

•             Higher income from loans of Ch$17.0 Bn. due to a 3.6% YoY increase in average loans. This rise was mainly fuelled by an 8.7% expansion in retail banking that, in turn, was supported by growth in SMEs’ loans and, to a lesser extent, in consumer loans.

•             Fees and commissions income increasing by 9.8% or Ch$7.9 Bn. This change was primarily fostered by higher net revenues from transactional services (credit cards, ATM usage and checking accounts) amounting to Ch$3.7 Bn. YoY, which is mainly attributable to credit cards. On the other hand, improved dynamics in capital markets boosted fees from stock brokerage and mutual funds handled by our subsidiaries.

•             An annual rise of Ch$6.4 Bn. in revenue generated by funding & gapping and trading activities. This amount was composed of: (i) a positive impact of Credit Value Adjustment for derivatives by roughly Ch$3.4 Bn. YoY, explained by favourable trends in probabilities of default of counterparties, and (ii) a more convenient funding as a result of a bolstered capital base and repricing of short-term liabilities, amid a scenario of lower interest rates. These factors enabled us to deal with slightly lower results from trading and a negative impact of inflation that, measured as UF variation, increased 0.73% this quarter, as compared to 0.93% in the 2Q16.

•             An increase in revenues by roughly Ch$1.6 Bn. associated with our USD asset position that hedges our exposure to USD-denominated loan loss allowances and cross border risk allowances, as a result of Ch$ depreciation of 0.6% in the 2Q17 as compared to the appreciation of 0.7% seen in the 2Q16.

Based on the above, our net interest margin reached 4.46%, which favourably compares to the industry ratio.

On an YTD basis, our operating revenues recorded a YoY decrease of 1.8% or Ch$15.5 Bn. This shrink was mainly the consequence of a decrease in non-customer income, including: (i) lower sales of AFS instruments with an impact of Ch$59.7 Bn., and (ii) a negative inflation effect that together with lower revenues from trading, more than offset the effect of more attractive funding given by lower interest rates and an enhanced capital base. On the other hand, positive effects were also observed, as follows: (i) higher income from loans by roughly Ch$28.6 Bn., and (ii) fee income increasing Ch$17.7Bn.

Operating Revenues

(In billions of Ch$)

	Quarters		Change
	2Q16	2Q17	$	%
Net Interest Income	305.1	323.5	+18.4	+6.0%
Net Fees and Commissions	80.3	88.2	+7.9	+9.8%
Net Financial Operating Income	61.6	15.0	(46.6)	(75.7)%
Foreign Exchange Transactions	18.4	11.6	(6.8)	(36.8)%
Other Operating Income	10.2	9.9	(0.3)	(2.6)%
Total	475.6	448.2	(27.4)	(5.8)%

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin(1)

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Second Quarter Results

Loan Loss Provisions and Allowances

Loan loss provisions registered a significant 33.2% YoY decrease during this quarter, from Ch$92.9 Bn. in the 2Q16 to Ch$62.2 Bn. in the 2Q17.

This significant YoY reduction was mainly explained by the establishment of additional allowances in the 2Q16, amounting to Ch$52.1 Bn. This decision was aimed at dealing with a less optimistic outlook for the local economy and volatility in international markets.

This positive effect on risk charges was to some degree offset by:

•             Regulatory changes that caused a one-time decrease of nearly Ch$9.6 Bn. in loan loss provisions in the 2Q16. These amendments to the regulatory framework were related to modifications in the credit exposure factors for contingent loans.

•             Higher loan loss provisions of approximately Ch$5.1 Bn. explained by volume and mix effects, as a consequence of the 3.6% growth in average loans, which was focused on the retail banking segment, with average balances increasing 8.1% YoY.

•             The effect of an outstanding risk performance during the 2Q16, particularly in the wholesale segment, which translated into allowance releases. As a result, there was an increase of Ch$5.1 Bn. in loan loss provisions, which denotes tempered credit quality deterioration. However, when adjusting for allowance releases in the 2Q16, the retail segment becomes the main factor underlying such deterioration for an amount of Ch$1.8 Bn. YoY, reflecting the effects of economic deceleration on customers’ payment capacity.

•             Higher FX impact on US$-denominated loan loss allowances by roughly Ch$1.5 Bn. This benefit was caused by a 0.6% depreciation of the Ch$ in the 2Q17 as compared to a 0.7% appreciation in the 2Q16.

Regarding our ratio of loan loss provisions to average loans, during the 2Q17 we posted an important advance of 53 bp., from 1.51% in the 2Q16 to 0.98% this quarter. Similarly, our quarterly figure favourably compares to the 1.1% reached by the industry.

On a YTD basis, our loan loss provisions recorded a decrease of 20.6%, equivalent to Ch$32.5 Bn. This change was mainly associated with: (i) the establishment of additional allowances by approximately Ch$52.1 Bn. as of Jun16, and (ii) a net credit quality improvement of Ch$13.6 Bn. fostered by both the retail and the wholesale banking segments.  Nonetheless, this positive result was partly offset by: (i) the impact of regulatory changes applied last year that translated into a decrease of Ch$14.1 Bn. YoY in loan loss provisions, (ii)  volume and mix effects totalling roughly Ch$10.5 Bn., generated by loan growth concentrated in retail banking, (iii) negative FX effect of Ch$8.5 Bn. as a result of the Ch$ appreciation of 6.4% as of Jun16 as compared to the appreciation of 1.0% year-to-date.

As a consequence of the mentioned factors, our ratio of loan loss provisions to average loans, posted an improvement of 30 bp., as of Jun17 when compared to the 1.29% recorded a year ago.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Change
2Q16	2Q17	$	%
Loan Loss Allowances
Initial Allowances	(602.5)	(603.9)	(1.4)	+0.2%
Charge-offs	65.8	84.3	+18.5	+28.1%
Sales of Loans	0.1	—	(0.1)	(100.0)%
Provisions established, net	(62.6)	(72.9)	(10.3)	+16.4%
Final Allowances	(599.2)	(592.5)	+6.7	(1.1)%
Provisions Established	(62.6)	(72.9)	(10.2)	+16.4%
Prov. Financial Guarantees	11.1	0.2	(10.9)	(97.8)%
Additional Provisions	(52.1)	0.0	+52.1	(100.0)%
Recoveries	10.7	10.5	(0.1)	(1.3)%
Loan Loss Provisions	(92.9)	(62.2)	+30.9	(33.2)%
Credit Quality Ratios
Allowances / Total loans	2.43%	2.31%	(12	)bp
Allowances / Total Past Due	1.89	x	1.91	x	0.02	x
Provisions / Avg. Loans	1.51%	0.98%	(53	)bp
Charge-offs / Avg. Loans	1.07%	1.32%	+25	bp
Total Past Due / Total Loans	1.29%	1.21%	(8	)bp
Recoveries / Avg. Loans	0.17%	0.17%	+0	bp

Provisions / Avg. Loans (1)(2)

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

(2)         The BCH ratio for the 2Q16 contains additional allowances (one-time) of Ch$52.0 Bn. When isolating that effect the ratio decrease to 0.7%.

Second Quarter Results

Operating Expenses

Our efforts in terms of cost control have delivered positive results during the 2Q17. Among other initiatives, we have optimized our sales force headcount while analyzing expenses in depth in order to find sources of savings. Moreover, we have continued to promote innovation in processes by heavily investing in IT while undertaking mid-term projects that are expected to produce efficiency improvements in the long-run.

During the 2Q17, our operating expenses posted a YoY decrease of 4.0%, from Ch$205.6 Bn. in the 2Q16 to Ch$197.4 Bn. in the 2Q17. This change mainly relied on:

•             An annual decrease of Ch$6.3 Bn. in other operating expenses, prompted by non-credit related allowances by Ch$6.8 Bn. set in the 2Q16.

•             Administrative expenses decreasing 3.5% YoY, equivalent to Ch$2.9 Bn. This variation was principally associated with: (i) lower other administrative expenses by Ch$1.0 Bn., mainly related to general expenses allowance release, (ii) a decrease in expenses related to fixed-assets equivalent to Ch$0.9 Bn., (iii) a reduction in office supplies and product delivery expenses by approximately Ch$0.5 Bn., and (iv) lower expenses related to IT and communications by nearly Ch$0.4 Bn.

These advances were somewhat counterbalanced by personnel expenses increasing slightly by 0.8% or Ch$0.8 Bn. YoY due to two negative effects: (i) higher severance payments of nearly Ch$2.3 Bn. related to organizational changes carried out in 2016, and (ii) an annual rise of Ch$2.2 Bn. associated with inflation effect reflected on salaries. However, these negative impacts were partly offset by a decrease of Ch$2.3 Bn. in bonuses, which had mainly to do with a non-recurrent disbursement of Ch$2.7 Bn. in the 2Q16, as a result of the special bonus granted to the staff of one of our subsidiaries for the completion of the collective bargaining process. In addition, we posted lower other personnel expenses by roughly Ch$1.6 Bn. YoY.

Despite the foregoing, our efficiency ratio reached 44.0% in the 2Q17, which is 81 pb. above the figure posted in the 2Q16. However, this apparent deterioration is explained by the extraordinary amount of operating revenues posted in the 2Q16. Despite this temporary trend, our cost-to-income ratio continued to positively compare to the indicator recorded by the industry.

On a YTD basis, our cost base amounted to Ch$389.6 Bn., showing a reduction of 2.5% or Ch$10.1 Bn. on a YoY basis. This decline was mostly related to the decrease of roughly Ch$7.4 Bn. in other operating expenses principally due to the establishment of non-credit related contingency provisions during the 2Q16 and, to a lesser extent, a scale down of 1.7% or Ch$3.5 Bn. in personnel expenses, as a consequence of: (i) lower bonuses by Ch$5.9 Bn., mainly related to a special bonus granted to the staff due to the completion of a subsidiary’s bargaining process in the 2Q16, (ii) a YoY decrease of

Ch$2.9 Bn. in other personnel expenses, mainly attributable to some of our subsidiaries, (iii) an annual rise of Ch$4.1 Bn. in salaries, reflecting the impact of inflation that is recognized twice a year, and (iv) a slight increase of Ch$0.8 Bn. in severance payments.

Operating Expenses

(In billions of Ch$)

	Quarters		Change
	2Q16	2Q17	$	%
Personnel expenses	(101.3)	(102.2)	(0.8)	0.8%
Administrative expenses	(81.7)	(78.9)	+2.9	(3.5)%
Depreciation and Amort.	(8.6)	(8.6)	(0.1)	0.7%
Impairments	0.0	0.0	+0.0	—
Other Oper. Expenses	(14.0)	(7.7)	+6.3	(44.8)%
Total Oper. Expenses	(205.6)	(197.4)	+8.2	(4.0)%
Additional Information
Op. Exp. / Op. Rev.	43.2%	44.0%		+81	bp
Op. Exp. / Avg. Assets	2.7%	2.5%		(20	)bp
Headcount (#)	14,914	14,092		(5.5)%
Branches (#)	418	402		(3.8)%

Efficiency Ratio (1)

Operating Expenses / Operating Revenues

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Second Quarter Results

Results by Business Segments

During the 2Q17, our segments posted a YoY increment of 6.7% in income before income tax. Despite a bottom line decrease, the Retail Banking business continued to be the most important segment in terms of results by representing a 48.6% stake, followed by the Wholesale Banking business, which accounted for a 40.6% of the Bank’s result. Our Subsidiaries and the Treasury segment represented a 7.8% and 3.0% share, respectively.

•             The retail banking business registered a YoY decrease of Ch$15.4 Bn. (14.1%) in income before income tax from Ch$107.7 Bn. in the 2Q16 to Ch$92.5 Bn. in the 2Q17. This reduction was mainly explained by lower operating revenues resulting from both a one-time effect recorded in the 2Q16 related to the sale of AFS instruments that translated into the recognition of accumulated OCI in the segment’s P&L and a negative inflation effect on the UF net asset position attributable to the segment. These factors were partly offset by higher fees and commissions coming from credit cards and other transactional services, as well as higher income from loans. Additionally, provisions for loan losses posted a significant decrease, owing to additional allowances set in the 2Q16, which were partly allocated to this segment. Regarding operating expenses, this line item posted a significant decrease, in line with the cost control measures adopted by the bank.

•             The wholesale banking segment posted an increase of Ch$17.1 Bn. (28.5%) in income before income tax from Ch$60.1 Bn. in the 2Q16 to Ch$77.2 Bn. in the 2Q17. This bottom line increase was steered by better performances in all of the P&L’s items. In fact, the segment posted higher operating income attributable to a positive FX effect on revenues associated with the USD asset position that hedges USD-denominated loan loss allowances. These effects were accompanied with a reduction in provisions for loan losses prompted by additional allowances set in the 2Q16, (partly allocated to this segment), and lower operating expenses.

•             Regarding Subsidiaries, income before income tax increased by Ch$8.1 Bn. YoY. This improvement was principally associated with a higher bottom line in our Securities Brokerage, Insurance Brokerage and Mutual Funds subsidiaries. Worth noting is the better result posted by our securities brokerage subsidiary, which reflects the local stock market rally year-to-date and cost control initiatives. These business drivers were amplified by lower operating expenses, due to a special bonus granted to the staff of Socofin, associated with the completion of a collective bargaining process in the 2Q16.

•             Unlike last quarter, Treasury segment posted a YoY increase of Ch$2.0 Bn. in its income before income tax. This upsurge was mainly attributable to a YoY decrease of Ch$3.4 Bn. in charges related to counterparty value adjustment for derivatives, given improved probabilities of default of some of the counterparties. This factor was slightly offset by lower revenues from trading activities.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

Additional Information

	2Q16		2Q17
Efficiency Ratio
Retail	41.8%		46.2%
Wholesale	37.3%		34.4%

Provisions/Avg. Loans
Retail	0.50%		0.46%
Wholesale	-0.03%		-0.05%

Lending/Non-Lending
Retail	0.6	x	0.6	x
Wholesale	1.5	x	1.5	x

Borrowers
Retail	1,161,979		1,176,460
Wholesale	10,068		10,226

Loan Portfolio

Despite the weak performance displayed by the local economy, our loan portfolio continues to grow YoY. Hence, we ended the first half of the year with total loans amounting to Ch$25,636 Bn., which represents an annual increase of 3.8%. Although we recognize this figure denotes a moderate expansion, we believe it is in line with the dynamics seen in the industry and our aim to keep on growing profitably. In terms of our competitive position, we remained second in total loans with a market share of 17.8% as of Jun17.

As mentioned in previous reports, our loan book expansion has been steered by retail banking loans, which grew by 8.7% YoY in the 2Q17. This performance has been primarily the result of:

•             Loans from middle and upper income individuals increasing 8.5% or Ch$871.7 Bn. YoY. This expansion was mainly prompted by mortgage loans growing 9.2% YoY and denoting a tempered recovery. This effect has been partially caused by interest rates at historical lows that have encouraged customers to borrow new long term credits. This trend has been in line with findings unveiled in the last quarterly credit survey conducted by the Central Bank, which displayed a slight rebound in the demand for mortgage loans and no major changes in terms of credit supply. On the other hand, consumer loans had an increment of 3.7% or Ch$110.4 Bn. YoY, principally fostered by credit cards and instalment loans. Once again, this moderate expansion is in line with the evidence presented by the Central Bank’s survey, which refers to deterioration in the demand for consumer loans. In our view, this outcome is the reflection of the economic deceleration on household consumption.

•             A YoY increment of 12.4% or Ch$346.3 Bn. in SMEs loans. This banking unit has continued to show a solid upward trend, in spite of the economic slowdown. Even though the Central Bank’s survey depicted deterioration in the demand for credits within this segment, we have continued increasing the share of wallet, based on customer knowledge while enhancing long term relationships.

•             Conversely, loans managed by our Consumer Finance division continued to dwindle by posting a 1.3% YoY decrease. This trend is in line with our intention to halt our growth in this segment, in view of the prevailing economic and regulatory environments.

Regarding the wholesale segment, its loan book posted a YoY decrease of 2.5%, equivalent to Ch$269 Bn. This behavior has been largely influenced by negative expectations on the economic outlook among companies, which has translated into a lowered demand for financing. In addition, the dynamics seen in both the real estate and mining sectors explain most of the scale down in gross fixed capital formation. Furthermore, amid this scenario of reduced market size, competition has intensified, which has translated into lower lending spreads. As a result, we have been cautious when growing in this segment in order to preserve the balance between risk and return.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

During the first half of 2017, we have continued to manage our funding very proactively, keeping our structure strong and aligned with our business strategy. Likewise, we continued to look for opportunities in order to minimize our cost of funding while optimizing the duration of our liabilities.

Hence, as of Jun17 our demand and time deposits continued to be one of our main competitive advantages by representing 58.1% of our whole funding sources. More importantly, core-deposits remained strong by increasing from 46.5% as of Jun16 to 48.2% as of Jun17 as a percentage of our liability structure. This increase was certainly supported by a 7.8% YoY increase in core deposits balances. In order to achieve these indicators, we have devoted efforts to improve service quality while reducing attrition. As a result, we remain the market leader in these kinds of liabilities by holding the first place in total demand deposits, reflected by a 22.6% market share and a stake of 28.6% in checking accounts balances held by individuals, both as of Jun30, 2017.

In addition, long-term debt has also recorded and increase in its share as funding source. In fact, these liabilities have increased from 19.4% as of Jun16 to 20.5% as of Jun17 as a percentage of total assets. This trend has allowed us to replace non-core or less stable deposits coming from institutional or wholesale banking customers, as well as funding from financial institutions. Furthermore, by issuing long-term debt we also improve our liquidity indicators as they match long-term assets. In this regard, it is worth noting that our aim is to match not only durations, as possible, but also currency mismatches. Actually, although we have been very active in placing debt abroad in foreign currency, we always swap that liability into local currency, specifically to UF as it is the currency in which our long-term assets are denominated.

Thus, during the 2Q17, we have also continued to issue long-term debt while making use of our commercial paper program, as follows:

•             We raised approximately Ch$129.0 Bn. (~USD194 million) from the commercial paper program during the first half. Nonetheless, as of June 30, 2017 we had an outstanding balance of ~USD462 million.

•             We issued long-term bonds by Ch$129.3 Bn. (~USD195 million), most of them (Ch$104.7 Bn.) placed locally in UF. The remaining amount (Ch$36.8 Bn.) was issued abroad. All of these bonds have durations ranging from six to 15 years.

Based on the above, our cost of funding continues to be very competitive, in both local and foreign currency, when compared to the main Chilean banking players. This strength permits us to have operating margins above our peers.

Main Funding Sources(1)

(As a % of Total Assets)

Annualized Cost of Funding by Currency (2)

(As of Jun 30, 2017)

(1)         Core deposits are determined by using internal models that consider behavioral run-off assumptions for demand and time deposits.

(2)         Ratios have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger, when applicable.

Capital Adequacy & Other Topics

As of Jun 30, 2017, our equity reached Ch$2,983.9 Bn., representing a 6.9% YoY increase from the Ch$2,971.0 Bn. posted in Jun16. This YoY change was based on:

•             Capitalization of roughly Ch$133.4 Bn. from the net distributable earnings recorded in 2016. This retention came up from a dividend payout ratio of 60% and retention of 40% (once deducted the payment to SAOS). Accordingly, our paid-in capital increased from Ch$2,138.0 Bn. in Jun16 to Ch$2,271.4 Bn. in Jun17.

•             An increase of Ch$77.0 Bn. in reserves. This amount is related to the recognition and retention of the effect of inflation on our shareholders’ equity, which is meant to be a hedge of our equity against variations in inflation in to maintain its real value.

•             On the other hand, other equity accounts posted a YoY decrease of Ch$19.3 Bn., which is chiefly related to fair value adjustments of both AFS securities and derivatives held for cash flow hedge accounting. Thus, the annual change was mainly steered by a decline of Ch$25.5 Bn. in fair value adjustments of hedge accounting derivatives for debt issued in foreign currency, as a result of increments in off-shore interest rates and decreases in real domestic interest rates, affecting asset and financing legs, respectively. This effect was fairly offset by fair value gains of AFS securities by roughly Ch$6.2 Bn. YoY. This change was mainly attributable to positions held in corporate bonds of local issuers denominated in foreign currency, given a drop in credit spreads.

Based on the above-mentioned factors, our capital adequacy ratios improved in the 2Q17. In fact, as of Jun 30, 2017 our BIS ratio reached 13.9%, as compared to the 13.4% posted a year earlier. Likewise, our Tier1 ratio had an increment of 27 bp., reaching 10.8% as of Jun17.

PROPOSED BILL REFORMING THE GENERAL BANKING ACT

On June 12, 2017 the Chilean Ministry of Finance submitted a bill to Congress reforming the General Banking Act. Among other matters, this bill addresses the implementation of Basel III capital standards for Chilean banks. Overall, new requirements would consider adequacy ratios of 4.5% for CET1, 1.5% for AT1 and up to 2.0% for Tier2, as a percentage of risk-weighted assets. Also, banks would face a conservation buffer of 2.5% while the local regulator could impose further requisites for banks by establishing countercyclical, systemic and pillar II buffers, based on individual assessment of every institution and their risk management procedures. According to the bill, Basel III arrangements would be phased-in between the date of enactment of the new law and 2024. When completed that period, Chilean banks would be subject to a total capital requirement of 10.5%, before other-than-conservation buffers. Since the bill is subject to discussion by the congress, we have no certainty as to when it could be passed and what kinds of capital ratios will be finally required.

ISSUANCE OF FULLY PAID-IN SHARES

On May 25, 2017 the SBIF approved an amendment to our bylaws stating the issuance of 1,819,784,762 fully paid-in shares in connection with the retention of Ch$133.4 Bn. from the net distributable earnings generated in the 2016. As a result, every shareholder will receive fully paid-in shares at a ratio of 0.02658058439 and our capital will be composed of 99,444,132,192 shares of common stock.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Jun-16	Jun-17
Capital & Reserves
Capital	2,138.0	2,271.4
Reserves	486.1	563.1
Other Accounts	10.3	(9.0)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	283.5	299.8
Provisions for Min. Dividends	(143.0)	(157.5)
Minority Interest
Minority Interest	—	—
Total Equity	2,791.0	2,983.9

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	2Q16	1Q17	2Q17	2Q17	% Change		Jun-16	Jun-17	Jun-17	% Change
	MCh$	MCh$	MCh$	MUS$	2Q17/2Q16	2Q17/1Q17	MCh$	MCh$	MUS$	Jun-17/Jun-16
Interest revenue and expense
Interest revenue	498,709	456,767	550,909	829.8	10.5%	20.6%	968,438	1,007,676	1,517.8	4.1%
Interest expense	(193,608)	(153,227)	(227,428)	(342.6)	17.5%	48.4%	(362,166)	(380,655)	(573.4)	5.1%
Net interest income	305,101	303,540	323,481	487.2	6.0%	6.6%	606,272	627,021	944.5	3.4%
Fees and commissions
Income from fees and commissions	108,967	113,812	118,557	178.6	8.8%	4.2%	216,603	232,369	350.0	7.3%
Expenses from fees and commissions	(28,620)	(26,591)	(30,358)	(45.7)	6.1%	14.2%	(58,846)	(56,949)	(85.8)	(3.2)%
Net fees and commissions income	80,347	87,221	88,199	132.8	9.8%	1.1%	157,757	175,420	264.2	11.2%
Net Financial Operating Income	61,576	11,734	14,973	22.6	(75.7)%	27.6%	99,260	26,707	40.2	(73.1)%
Foreign exchange transactions, net	18,395	13,888	11,631	17.5	(36.8)%	(16.3)%	6,403	25,519	38.4	298.5%
Other operating income	10,160	6,336	9,892	14.9	(2.6)%	56.1%	16,739	16,228	24.4	(3.1)%
Total Operating Revenues	475,579	422,719	448,176	675.1	(5.8)%	6.0%	886,431	870,895	1,311.8	(1.8)%
Provisions for loan losses	(92,929)	(63,115)	(62,103)	(93.5)	(33.2)%	(1.6)%	(157,759)	(125,218)	(188.6)	(20.6)%
Operating revenues, net of provisions for loan losses	382,650	359,604	386,073	581.5	0.9%	7.4%	728,672	745,677	1,123.2	2.3%
Operating expenses
Personnel expenses	(101,322)	(100,918)	(102,158)	(153.9)	0.8%	1.2%	(206,620)	(203,076)	(305.9)	(1.7)%
Administrative expenses	(81,738)	(79,206)	(78,883)	(118.8)	(3.5)%	(0.4)%	(157,958)	(158,089)	(238.1)	0.1%
Depreciation and amortization	(8,590)	(8,559)	(8,648)	(13.0)	0.7%	1.0%	(16,566)	(17,207)	(25.9)	3.9%
Impairments	0	(1)	—	—	—	—	(4)	(1)	(0.0)	(75.0)%
Other operating expenses	(13,980)	(3,509)	(7,713)	(11.6)	(44.8)%	119.8%	(18,592)	(11,222)	(16.9)	(39.6)%
Total operating expenses	(205,630)	(192,193)	(197,402)	(297.3)	(4.0)%	2.7%	(399,740)	(389,595)	(586.8)	(2.5)%
Net operating income	177,020	167,411	188,671	284.2	6.6%	12.7%	328,932	356,082	536.3	8.3%
Income attributable to affiliates	1,164	991	1,532	2.3	31.6%	54.6%	1,831	2,523	3.8	37.8%
Income before income tax	178,184	168,402	190,203	286.5	6.7%	12.9%	330,763	358,605	540.1	8.4%
Income tax	(27,199)	(28,409)	(30,385)	(45.8)	11.7%	7.0%	(47,251)	(58,794)	(88.6)	24.4%
Net Income for the period	150,985	139,993	159,818	240.7	5.9%	14.2%	283,512	299,811	451.6	5.7%
Non-Controlling interest	—	—	—	—	—	—	—	—	—	—
Net Income attributable to bank’s owners	150,985	139,993	159,818	240.7	5.9%	14.2%	283,512	299,811	451.6	5.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.90 per US$1.00 as of Jun 30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-16	Mar-17	Jun-17	Jun-17	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-17/Jun-16	Jun-17/Mar-17
Cash and due from banks	978,313	905,988	1,156,318	1,741.7	18.2%	27.6%
Transactions in the course of collection	626,653	538,531	901,313	1,357.6	43.8%	67.4%
Financial Assets held-for-trading	1,441,372	2,057,671	1,867,111	2,812.3	29.5%	(9.3)%
Receivables from repurchase agreements and security borrowings	39,116	55,763	55,809	84.1	42.7%	0.1%
Derivate instruments	1,120,863	986,370	938,160	1,413.1	(16.3)%	(4.9)%
Loans and advances to Banks	1,090,159	1,011,309	380,382	573.0	(65.1)%	(62.4)%
Loans to customers, net
Commercial loans	14,245,934	14,348,796	14,468,073	21,792.5	1.6%	0.8%
Residential mortgage loans	6,635,892	7,085,522	7,249,122	10,919.0	9.2%	2.3%
Consumer loans	3,816,490	3,973,780	3,918,782	5,902.7	2.7%	(1.4)%
Loans to customers	24,698,316	25,408,098	25,635,977	38,614.2	3.8%	0.9%
Allowances for loan losses	(599,292)	(603,934)	(592,513)	(892.5)	(1.1)%	(1.9)%
Total loans to customers, net	24,099,024	24,804,164	25,043,464	37,721.7	3.9%	1.0%
Financial Assets Available-for-Sale	583,290	477,066	937,738	1,412.5	60.8%	96.6%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	29,352	34,133	34,813	52.4	18.6%	2.0%
Intangible assets	27,200	29,970	30,613	46.1	12.5%	2.1%
Property and Equipment	216,239	217,338	215,500	324.6	(0.3)%	(0.8)%
Current tax assets	2,072	24,444	16,290	24.5	686.2%	(33.4)%
Deferred tax assets	282,130	294,935	296,353	446.4	5.0%	0.5%
Other assets	472,196	394,977	403,469	607.7	(14.6)%	2.1%
Total Assets	31,007,979	31,832,659	32,277,333	48,617.8	4.1%	1.4%

	Jun-16	Mar-17	Jun-17	Jun-17	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-17/Jun-16	Jun-17/Mar-17
Liabilities
Current accounts and other demand deposits	7,859,630	8,322,665	8,212,432	12,370.0	4.5%	(1.3)%
Transactions in the course of payment	379,423	369,344	657,276	990.0	73.2%	78.0%
Payables from repurchase agreements and security lending	179,379	233,348	186,082	280.3	3.7%	(20.3)%
Saving accounts and time deposits	10,605,357	10,414,294	10,544,640	15,882.9	(0.6)%	1.3%
Derivate instruments	1,126,109	1,029,129	968,315	1,458.5	(14.0)%	(5.9)%
Borrowings from financial institutions	1,071,120	1,029,720	1,121,958	1,690.0	4.7%	9.0%
Debt issued	6,011,248	6,651,840	6,609,678	9,955.8	10.0%	(0.6)%
Other financial obligations	131,838	149,738	152,571	229.8	15.7%	1.9%
Current tax liabilities	16,617	515	1,172	1.8	(92.9)%	127.6%
Deferred tax liabilities	26,420	26,244	27,928	42.1	5.7%	6.4%
Provisions	496,164	423,541	521,857	786.0	5.2%	23.2%
Other liabilities	313,674	286,015	289,592	436.2	(7.7)%	1.3%
Total liabilities	28,216,979	28,936,393	29,293,501	44,123.4	3.8%	1.2%
Equity of the Bank’s owners
Capital	2,138,047	2,271,401	2,271,401	3,421.3	6.2%	0.0%
Reserves	486,083	563,069	563,069	848.1	15.8%	0.0%
Other comprehensive income	10,272	(20,729)	(9,028)	(13.6)	(187.9)%	(56.4)%
Retained earnings from previous periods	16,060	16,060	16,060	24.2	0.0%	0.0%
Income for the period	283,512	139,993	299,811	451.6	5.7%	114.2%
Provisions for minimum dividends	(142,975)	(73,529)	(157,482)	(237.2)	10.1%	114.2%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,791,000	2,896,266	2,983,832	4,494.4	6.9%	3.0%
Total Liabilities & Equity	31,007,979	31,832,659	32,277,333	48,617.8	4.1%	1.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.90 per US$1.00 as of Jun 30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	2Q16	1Q17	2Q17	Jun-16	Mar-17	Jun-17
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.57	1.43	1.64	2.95	1.43	3.07
Net income per ADS (Ch$)	942.39	860.40	982.24	1769.57	860.40	1842.64
Net income per ADS (US$)	1.42	1.30	1.48	2.67	1.30	2.78
Book value per Share (Ch$)	29.03	29.67	30.56	29.03	29.67	30.56
Shares outstanding (Millions)	96,129	97,624	97,624	96,129	97,624	97,624
Profitability Ratios (3)(4)
Net Interest Margin	4.35%	4.25%	4.46%	4.35%	4.25%	4.35%
Net Financial Margin	5.49%	4.61%	4.82%	5.10%	4.61%	4.72%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.22%	1.22%	1.13%	1.22%	1.22%
Operating Revs. / Avg. Interest Earnings Assets	6.78%	5.92%	6.18%	6.35%	5.92%	6.05%
Return on Average Total Assets	1.96%	1.78%	1.99%	1.83%	1.78%	1.88%
Return on Average Equity	21.69%	19.14%	21.74%	20.56%	19.14%	20.44%
Capital Ratios
Equity / Total Assets	9.00%	9.10%	9.24%	9.00%	9.10%	9.24%
Tier I (Basic Capital) / Total Assets	7.98%	8.05%	8.18%	7.98%	8.05%	8.18%
Tier I (Basic Capital) / Risk-Wighted Assets	10.52%	10.79%	10.87%	10.52%	10.79%	10.87%
Total Capital / Risk- Weighted Assets	13.37%	13.85%	13.88%	13.37%	13.85%	13.88%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.29%	1.22%	1.21%	1.29%	1.22%	1.21%
Allowance for Loan Losses / Total Past Due	188.77%	194.68%	191.00%	188.77%	194.68%	191.00%
Impaired Loans / Total Loans to Customers	3.32%	3.32%	3.28%	3.32%	3.32%	3.28%
Loan Loss Allowances / Impaired Loans	73.07%	71.60%	70.49%	73.07%	71.60%	70.49%
Loan Loss Allowances / Total Loans to Customers	2.43%	2.38%	2.31%	2.43%	2.38%	2.31%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.51%	1.00%	0.98%	1.29%	1.00%	0.99%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	43.24%	45.47%	44.05%	45.10%	45.47%	44.74%
Operating Expenses / Average Total Assets (3) (4)	2.66%	2.44%	2.46%	2.59%	2.44%	2.45%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	28,044,296	28,583,799	29,029,239	27,906,330	28,583,799	28,806,519
Avg. Assets (million Ch$)	30,870,455	31,537,165	32,086,022	30,915,459	31,537,165	31,811,594
Avg. Equity (million Ch$)	2,784,941	2,925,278	2,940,726	2,757,817	2,925,278	2,933,002
Avg. Loans to customers (million Ch$)	24,575,413	25,213,250	25,457,057	24,528,448	25,213,250	25,335,154
Avg. Interest Bearing Liabilities (million Ch$)	18,053,568	17,890,671	18,254,902	17,925,987	17,890,671	18,072,787
Risk-Weighted Assets (Million Ch$)	26,523,268	26,844,862	27,455,816	26,523,268	26,844,862	27,455,816
Additional Data
Exchange rate (Ch$/US$)	663.24	660.17	663.90	663.24	660.17	663.90
Employees (#)	14,914	14,105	14,092	14,914	14,105	14,092
Branches (#)	418	422	402	418	422	402

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.90 per US$1.00 as of Jun 30, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31st, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO